UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05003947

February 7, 2005

Jeffrey J. Gearhart
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0290

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2005

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 14, 2005

Dear Mr. Gearhart:

This is in response to your letter dated January 14, 2005 concerning the shareholder proposal submitted to Wal-Mart by Keith W. Weborg. We also have received correspondence from the proponent dated January 18, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Keith W. Weborg
Rt. 1 Box 137A
New Matamoras, OH 45767

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 273-4505
Fax: (479) 277-5991

Jeffrey J. Gearhart
Vice President and General Counsel
Corporate Division
Jeff.Gearhart@wal-mart.com

January 14, 2005

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit from Proxy Materials Pursuant Shareholder Proposal Regarding the Purchase of Direct Conversion Fuel Cells from Fuel Cell Energy Corporation

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"). The Proposal was submitted by Mr. Keith Weborg (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2005 Proxy Materials for the reasons described below. A copy of the Proposal and cover letter is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of the 2005 Proxy Materials on or about April 12, 2005 so that it may commence mailing the 2005 Proxy Materials by no later than April 15, 2005. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

Wal-Mart received the Proposal on or about November 18, 2004. The Proposal requests that Wal-Mart consider purchasing "direct conversion fuel cells" from Fuel Cell Energy Corporation ("FCEL"), a company in which the Proponent owns 2,000 shares of stock (See statement of Proponent contained in Proposal regarding his ownership of FCEL stock). Direct conversion fuel cells convert natural gas to an energy source. The Company has engaged in several conversations with the Proponent and has advised him that the Company is considering testing alternative energy sources at its environmental store in Aurora, Colorado. In addition, the Company advised the Proponent that it has begun field trials of hydrogen fuel cell products for powering electric lift trucks. Despite the Company's efforts, the Proponent has not been willing to withdraw his proposal unless the Company considers using products manufactured by FCEL.

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2005 Proxy Materials on the grounds that: (a) the Proponent failed to meet the eligibility requirements set forth in Rule 14a-8(b), (b) the Proposal is designed to further a personal interest of the Proponent that is not shared by Wal-Mart's shareholders at large, and (c) the Proposal relates to Wal-Mart's ordinary business operations.

The Proponent Failed to Meet Eligibility Requirements Set Forth in Rule 14a-8(b)

Wal-Mart may exclude a shareholder proposal pursuant to Rule 14a-8 if the proponent fails to meet the eligibility requirements set forth in Rule 14a-8(b) and fails to cure such defect after notice thereof within the time period set forth in Rule 14a-8(f). Rule 14a-8(b)(2) provides that a proponent that does not own its shares of record must provide a written statement from the record holder of its securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of securities for one year.

The Proponent did not submit any proof of his beneficial ownership with the Proposal, and the Proponent is not a record holder of shares. By letter dated November 22, 2004, attached hereto as Exhibit B, Wal-Mart advised the Proponent of the need to prove his eligibility to submit the Proposal and the documentation that would constitute sufficient proof in accordance with Rule 14a-8, and in addition, the Company provided a copy of Rule 14a-8. Wal-Mart's letter further stated that if the Proponent did not comply with these requirements within 14 days, Wal-Mart intended to omit the Proposal from the 2005 Proxy Materials. The Proponent failed to cure this defect within the 14-day time period set forth in Rule 14a-8(f).

On or about December 7, 2005, the Proponent delivered to Wal-Mart a copy of a Charles Schwab account statement, a copy of which is attached hereto as Exhibit C, purportedly to evidence his ownership of at least $2,000 in market value of Wal-Mart stock. The account statement did not specifically verify that the Proponent had, as of the date the Proponent submitted the Proposal, owned the requisite number of shares continuously for at least one year prior to the date the Proponent submitted the Proposal, which was November 11, 2004.

In Staff Legal Bulletin No. 14, Section C.1c.(2) ("SLB 14"), the Staff presented the question of whether "a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities." The Staff specifically stated:

> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

In light of the fact that the Proponent has not met the above-described eligibility requirement to submit a shareholder proposal and has failed to correct this defect within 14 days after receipt of notice thereof from Wal-Mart, Wal-Mart has concluded that it may exclude the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(b) and (f). The Staff has previously granted no-action in situations where the proponent's evidence of share ownership was similarly deficient; *See, e.g.,* Telular Corporation (December 5, 2003) ("We note that the proponent appears to have failed to supply, within 14 days of receipt of Telular's request, documentary support sufficiently evidencing that he continuously held Telular's securities for the one-year period required by Rule l4a-8(b).").

<u>The Proposal is Designed to Result in a Benefit to the Proponent (Rule 14a-8(i)(4))</u>

Wal-Mart may exclude a proposal if it will "further a personal interest, which is not shared by the other shareholders at large." Rule 14a-8(i)(4). The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process is not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Release 34-20091 (August 16, 1993). As a result, the Staff has consistently not recommended enforcement action against companies that omit proposals designed to further a personal interest not shared by other shareholders. *See, e.g.,* Dow Chemical (March 5, 2003); Sara Lee Corp. (August 10, 2001).

The Company believes that the Proponent's motivation in submitting the Proposal is to increase the value of his own stock holdings in FCEL. Indeed, he freely admits in the Proposal that he owns 2,000 shares in the FCEL. Therefore, Wal-Mart has concluded that the Proposal may be omitted from the 2005 Proxy Materials in accordance with Rule 14a-8(i)(4).

<u>The Proposal Relates to Wal-Mart's Ordinary Business Operations (Rule 14a-8(i)(7))</u>

Wal-Mart may exclude a proposal if it "deals with a matter relating to the company's ordinary business operations." Rule 14a-8(i)(7). In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal provides for Wal-Mart not only to consider purchasing a particular source of power (direct conversion fuel cells) but also to purchase those fuel cells from a specific vendor. By seeking to cause Wal-Mart to take these actions by a shareholder vote, the Proposal implicates both of the above-described policy considerations. The ability to make decisions about the power supply to Company stores directly implicates management's ability to control the day-to-day operations of the Company, which function is delegated to the Company's management (as opposed to its shareholders) by the laws of the state of Wal-Mart's incorporation. *See* Delaware General Corporation Law § 141(a). Additionally, in evaluating the power sources and particular vendors to Wal-Mart's stores, Wal-Mart's management reviews a variety of criteria (including, but not limited to, available power sources, supplier capacity, cost, reliability, and compatibility with store configurations and requirements) about which Wal-Mart's shareholders, as a group, would not be in a position to make informed judgments.

Both the Commission and the Staff have taken the position that proposals relating to a company's relationships with suppliers and vendors are excludable because they address matters of ordinary business. In the 1998 Release, the Commission cited "retention of suppliers" as an example of a task that is "so fundamental to management's ability to run a company on a day-to-day basis" that it cannot, "as a practical matter, be subject to direct shareholder oversight." In *Wal-Mart Stores, Inc.* (Apr. 2, 2002), the Staff concurred with Wal-Mart's view that it could omit a substantially similar proposal from the Proponent (dealing with the purchase of a particular product related to online security) from its proxy materials in reliance on the ordinary business ground for exclusion because the proposal related to "its ordinary business operations." In addition, consistent with the considerations underlying Rule 14a-8(i)(7), the Staff has issued several other no-action letters consistently confirming its position that the selection of suppliers, vendors and independent contractors is an ordinary course matter and that shareholder proposals relating to these issues may be omitted from a registrant's proxy materials pursuant to the ordinary business exception. *See Wal-Mart Stores, Inc.*, (March 15, 1999); *The Warnaco Group, Inc.*, (March 12, 1999); *Wal-Mart Stores, Inc.*, (March 23, 1998); *Toys "R" Us, Inc.*, (March 18, 1998); *Land's End, Inc.*, (March 9, 1998); and *The Warnaco Group, Inc.*, (March 9, 1998).

As the Proposal deals with a matter that involves Wal-Mart's ordinary business operations and is thus not a matter that should be subject to direct shareholder control, Wal-Mart has concluded that it may omit the Proposal from its 2005 Proxy Materials in accordance with Rule 14a-8(i)(7). Furthermore, if the Staff concurs in Wal-Mart's view that the Proposal may be excluded pursuant to Rule 14a-8(i)(7), Wal-Mart respectfully requests that the Staff grant forward-looking relief so that, if the Proponent submits proposals dealing with the same subject matter in future years, Wal-Mart would be able simply to notify the Staff that it intended to exclude those proposals rather than seeking no-action from the Staff to exclude those proposals.

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2005 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2005 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2005 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call Samuel A. Guess, Assistant General Counsel, (479) 277-3302 or the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Jeffrey J. Gearhart

cc: Mr. Keith Weborg
Rock Camp Road
New Matamoras, OH 45767
(740)865-3964
kweborg@localnetpluc.com

Enclosures

EXHIBIT A

Keith Weborg

From: "Keith Weborg" <kweborg@localnetplus.com>
Sent: Thursday, November 11, 2004 1:37 AM
Subject: Shareholder Proposal

MCL 11.18.04

From: Keith Weborg 11 Nov 2004
To: Wal-Mart Corp

Subj: Shareholder Proposal

Whereas the corporation (Wal-Mart) has as of recent encountered IMAGE
problems, created by several lawsuits as well as civil opposition groups, it would behoove the corporation to enhance it's image by actions other than improvements in sales and prices and customer friendly associates.

Therefore, be it resolved that I Keith Weborg, Holder of 500 shares of WMT and holder of 2000 shares of FCEL (Fuel Cell Energy Corporation) propose that the corporation consider purchasing Direct Conversion fuel cells from FCEL for installation at their stores as an expression of concern for the environment as well as savings in energy costs, encluding electrical power generation (Isolating the store from Grid Reliance), consequent heat generation utilizable for store heat, hot water and air-conditioning using a heat based A/C unit (Lithium Bromide). These Fuel Cell Units are available in 250 KW Packages about the size of a WMT Truck and cost about $1000 per KW. Burning (consuming) natural gas or other hydro-carbons) these D/C Fuel cells can acheive an efficiency greater than a coal burning power plant, plus waste heat can be used for the above stated applications.
Such units are presently being used by a large number of Businesses in Japan and are manufactured in Connecticut, USA.
Whereas WMT is the largest retailer in the world, it would be naturally compelling for the corporation to take the lead in this area of conservational economics for the above stated reasons.

Keith Weborg, New Matamoras, Ohio, 45767

Keith W Weborg

EXHIBIT B

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Assistant General Counsel, Corporate Governance

November 22, 2004

VIA FEDERAL EXPRESS

Keith Weborg
Rt. 1 Box 137A
New Matamoras, OH 45767

Dear Mr. Weborg:

On November 18, 2004, we received your shareholder proposal requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") purchase direct conversion fuel cells from the Fuel Cell Energy Corporation. Under the Securities and Exchange Commission's Rule14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2005 Proxy Statement.

The Company is unable to verify that you are a record holder of shares of Wal-Mart stock. If you hold beneficially shares of Wal-Mart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Samuel A. Guess

EXHIBIT A

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree**

with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

 (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

 (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT C

Mr Gwiss

I am growing weary of waiting for my broker to provide documentation so I am sending you these copies as proof of ownership. [signature]

When it arrives, I will send you a copy.

Keith Weborg

From: "Schwab Alerts" <SchwabAlerts.AccountActivity@Schwab.com>
To: <KWEBORG@LOCALNETPLUS.COM>
Sent: Wednesday, December 03, 2003 4:20 AM
Subject: Schwab eConfirms ****-*189

SCHWAB — Login

Schwab eConfirms™

Email Alert

The following email(s) contain your trade confirmation for 12/02/2003

Account: ****-*189 - **Keith & Sues $**

Security Description		WAL-MART STORES INC	
Action:	BOUGHT	Trade Date:	12/02/03
Symbol:	WMT	Settle Date:	12/05/03
Security No./CUSIP:	931142-10-3	Type:	Margin

	Quantity	Price	Principal	Fees & Charges		Total Amount
	200	$54.00	$10,800.00	Order Handling: Commission:	$3.00 $29.95	$10,832.95
TOTALS:						
	200		**$10,800.00**		**$32.95**	**$10,832.95**

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H: Schwab acted as your agent. This transaction was effected through a market maker which is our affiliate. Such market maker may have acted as principal, may have a long or short position in this security and may have profited or lost in connection with this transaction.

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Sam Guess

Keith Weborg

From: "Schwab Alerts" <SchwabAlerts.AccountActivity@Schwab.com>
To: <KWEBORG@LOCALNETPLUS.COM>
Sent: Thursday, July 17, 2003 5:27 AM
Subject: Schwab eConfirms ****-*189

SCHWAB Login

Schwab eConfirms™

Email Alert

The following email(s) contain your trade confirmation for 7/16/2003

Account: **-*189 - Keith & Sues $**

Security Description		WAL-MART STORES INC	
Action:	BOUGHT	Trade Date:	7/16/03
Symbol:	WMT	Settle Date:	7/21/03
Security No./CUSIP:	931142-10-3	Type:	Margin

	Quantity	Price	Principal	Fees & Charges		Total Amount
				Order Handling:	$3.00	
	300	$56.62	$16,986.00	Commission:	$29.95	$17,018.95
TOTALS:						
	300		**$16,986.00**		**$32.95**	**$17,018.95**

Additional Information For The Above Trade(s)

- Unless you have already instructed us differently, we will: hold this security in your account.
- Market where executed: Boston Stock Exchange
- Unsolicited trade
- Capacity code A

Please view, print, or download additional terms and conditions of your transaction.

You may request duplicate paper confirmations by contacting Schwab at 1-800-435-4000.

Capacity Code Descriptions for Trades shown above

A: Schwab acted as your agent.

Charles Schwab & Co., Inc.
Headquarters: The Schwab Building,
101 Montgomery Street, San Francisco, CA 94104

Thank you for investing with Charles Schwab

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RECEIVED
DEC 07 2004
Legal Intake By: ______
12-1-04

I Keith Weborg Certify, That I Will NOT Sell The Above Qualifying Shares Until after The 2005 Walmart Annual Meeting Keith L Weborg

Investment Detail (continued)

Description	Symbol	Quantity Long/Short		Price	Market Value
Investments (continued)					
HYDROGENICS CORP F (M)	HYGS	1,000	L	$ 4.7600	$ 4,760.00
INTL RECTIFIER CORP (M)	IRF	800	L	39.7500	31,800.00
IVANHOE ENERGY INC F (M)	IVAN	500	L	2.3900	1,195.00
LOWES COMPANIES INC (M)	LOW	300	L	56.2800	16,884.00
MASCO CORP (M)	MAS	200	L	34.2600	6,852.00
RESPIRONICS INC (M)	RESP	200	L	51.0900	10,218.00
VICON INDUSTRIES INC (M)	VII	1,500	L	4.5500	6,825.00
WAL-MART STORES INC (M)	WMT	500	L	53.9200	26,960.00
WYETH (M)	WYE	200	L	39.6500	7,930.00
XENOVA GRP PLC NEW ADR F (M) SPONSORED ADR 1 ADR REP 10 ORD	XNVA	1,000	L	1.5300	1,530.00

Less: Margin Loan Outstanding $ 0.00

Total Account Value	**$ 279,776.43**

Transaction Detail

Settle Date	Trade Date	Transaction	Description	Quantity	Price	Total
Cash Activity						
10/01	09/28	Visa Purchase	TRACTOR-SUPPLY-CO #0676			$ (78.23)
10/04	10/04	Funds Received	FUNDS RECEIVED			4,250.09
10/04	10/04	Funds Received	FUNDS RECEIVED			1,102.50
10/06	10/06	Qualified Dividend	HEWLETT-PACKARD COMPANY			40.00
10/12	10/08	Visa Purchase	MARATHON ASHLAND 024679			(20.00)
10/12	10/08	Visa Purchase	MARIETTA MEMORIAL HOSP			(59.89)
10/18	10/15	Visa Purchase	AUTOPAY/DISH NTWK			(32.64)
10/20	10/18	Visa Purchase	WM SUPERCENTER			(19.29)
10/20	10/18	Visa Purchase	WM SUPERCENTER			(60.99)
10/21	10/18	Visa Purchase	LESLIE EQUIPMENT CO			(16.50)
10/21	10/18	Visa Purchase	LESLIE EQUIPMENT CO			(76.50)
10/21	10/18	Visa Credit	LESLIE EQUIPMENT CO			76.50
10/21	10/18	Visa Purchase	LOWE'S #1569			(12.02)
10/21	10/18	Visa Purchase	TRACTOR-SUPPLY-CO #0676			(125.22)
10/25	10/25	Qualified Dividend	GENERAL ELECTRIC COMPANY			80.00
10/28	10/26	Visa Purchase	MARATHON ASHLAND 024679			(21.55)
10/28	10/28	Credit Interest	SCHWAB1 INT 09/29-10/27			3.09
10/29	10/29	Qualified Dividend	LOWES COMPANIES INC			12.00
10/29	10/26	Visa Purchase	WM SUPERCENTER			(15.93)

09/29 through 10/29: $3.09 based on .664% average Schwab One interest rate paid on 29 days in which your account had an average daily balance of $5,703.46.

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement.

COPY TO S.E.C.

Keith Weborg

From: "Keith Weborg" <kweborg@localnetplus.com>
Sent: Tuesday, January 18, 2005 10:25 AM
Subject: Fw: Shareholder Proposal to Walmart

To: CBS 60 Minutes
Subj: Shareholder proposal to Walmart

Have you ever had the inclination to submit a shareholder proposal after reading your Annual Report? Well having been an investor for some 40 years, I decided that it might be interesting if not challenging to do so. In the past 40 years, having read probably 2000 shareholder proposals, I have come to the conclusion that the majority of them are submitted not to help the company but generally speaking, in a manner to either deride or interfere in company business for the furtherance of their/his cause. In spring of 2004, I submitted to the Shareholder relations E-Mail Address an idea that I had, in which Walmart could help a struggling New-Technology Co. by the name of Fuel Cell Energy Inc by arranging to purchase and install at some of their stores for the purpose of Image enhancement as well as conservation of energy some of their Direct Conversion Fuel Cell units (DCF 300), capable of producing 250 KW of power directly from natural gas, while using the high temperature waste heat to heat and air-condition the store while providing the majority of electrical demand. I also suggested that if legal, WMT could purchase a million or two FCEL shares (a pittance for WMT) and help pay for the installations by the profit received due to the information that WMT and FCEL were getting together. I received nothing from investor services, not even an acknowledgment or a simple thank you.

On 11 November, 2004, I submitted to WMT what I considered an appropriate shareholder proposal in accordance with the requirements set forth in the Annual Report notice of meeting. (See Encl. 1) At least, I was of the impression that I had met the requirements. Several days later, a FedEx truck is in my drive way with a next day delivery from Bensonville Ar. Inside is an acknowledgment of receipt of my proposal and a wad of legaleeze jargon describing all the methods that would be used against me though at the time they didn't actually say that. The acknowledgment insisted that to comply, I would need to send them proof of ownership for one year a specific amount of WMT stock which they implied could be obtained from my broker. They gave me exactly two weeks to comply, so next day, I E-Mailed Charles Schwab, my broker to send to WMT and a copy to myself, proof of such beneficial ownership. In two days, Schwab replied saying that they could not send it to WMT direct but instead it would be sent to me in about 7 days. After waiting 7 days, I gave up on waiting on Schwab and scanned a copy of my October report along with copies of two E-Confirms showing that I had owned 300 shares of WMT for the appropriate time period. I sent these to the Legal Dept, attn. Samuel Guess, certified mail. (Encl. 2) A few days later, which would probably have been too late, Schwab, whom I believe through their Foot-Dragging directly or indirectly was assisting WMT in quashing this shareholder proposal delivered the exact data that I had just sent to WMT from my own files.

Now going back to two days after receiving the FedEx package, at about 11 AM, Sam Guess calls me from Bensonville, with a line that WMT is more or less in compliance with the intent of my proposal, saying that they had some experimental H2 fork trucks being installed at delivery centers and that after talking to the Energy Manager, he had said that the use of H2 was not economically feasable. I told him that the Units that I was talking about used Natural Gas as was clearly layed out in my proposal and that the use of H2 at present was obviously not an economic choice. He told me that he would get back to me. Later on that day or the next, he called me back and told me that the Energy Guy had told him that they were in negotiations with a company concerning the experimental installation of some fuel cell units but couldn't reveal with whom. Each time that we talked, he in a most jovial and friendly manner conversed with me (as I would expect) while politely requesting that I withdraw my proposal because WMT had more or less complied with its intent. I told him that I would still try to comply with his stock ownership requirement as I had already spent a lot of time and money on this proposal.

Meanwhile, time has passed, I send to WMT my proof of ownership as well as a statement that I will not sell these shares until after the 05 meeting along with a letter (Encl. 2) specifying that I will withdraw my proposal providing that certain conditions are met.

On 08 Dec 04, Sam Guess calls for the third time (wow, WMT must really like me) saying in so many words that the time had expired and that WMT was working with a company on the intent of my proposal but he couldn't tell me with whom. Therefore they were setting my proposal aside and it would be excluded. I was about to concede that they were still working with me when my brain interpreted a portion of his legaleeze and told me that I was being rebuked. I asked Sam about receipt of my letter and proof of ownership to which he replied that he hadn't received anything and did I send it to his attention. He was just about ready to "Blow me off" when I said that I had sent it certified mail and that it had arrived at Bensonville on 6 Dec within the proper time according to the US Postal Sevice tracking system. He muttered something and we hung up.

10 Dec 04, Sam Guess' secretary calls asking about the letter and the certified mail. I read the letter to her over the phone and she asked for the tracking # (Checking on my bluff) for the certified mail.

17 Jan 05, call out the dogs, the legal department has lost all of it's congeniality. Here comes FedEx with a package with some copies of the items in Enclosue 2 but not all of them, accusing me of profiteering on my Fully disclosed 2000 shares of FCEL (It might be noted that they fully accepted my admission of FCEL ownership without any corroberating evidence) and saying that I had not complied with the two week period because my quarterly Schwab statement was inadmissable, quoting a Site. They failed to mention the enclosed copies of my two Schwab E-Confirms although they encluded them as part of an Exhibit, one of which had a written statement of intent not to sell until the 05 meeting. It is amazing how they managed to come up with my "Lost" certified letter as evidence while totally excluding the letter within. Might it have been that the statement made in the letter would have debunked their assertion?

In conclusion (and WMT is not an exception), when shareholders wish to submit a proposal, I might suggest that they not waste their time and money as even with full compliance, and the entry into the Annual Meeting announcement, the company will in a not so democratic manner tell the shareholders how to vote. Which like Ivory Soap (99.9%) is almost always AGAINST.

PS I have not disclosed this previously, but I will donate to charity profits realized on my FCEL shares as a result of WalMarts compliance with my shareholder proposal for a period of one year following its announcement.

Keith W Weborg Chief Electricians Mate, USN Retired
Rt1 Box 137A
New Matamoras, Oh, 45767

Copy to: S.E.C., Samuel Guess, Lee Scott, CEO WMT

Keith Weborg

From: "Keith Weborg" <kweborg@localnetplus.com>
Sent: Thursday, November 11, 2004 1:37 AM
Subject: Shareholder Proposal

From: Keith Weborg *11 Nov 2004*
To: Wal-Mart Corp

Subj: Shareholder Proposal

Whereas the corporation (Wal-Mart) has as of recent encountered IMAGE problems, created by several lawsuits as well as civil opposition groups, it would behoove the corporation to enhance it's image by actions other than improvements in sales and prices and customer friendly associates.

Therefore, be it resolved that I Keith Weborg, Holder of 500 shares of WMT and holder of 2000 shares of FCEL (Fuel Cell Energy Corporation) propose that the corporation consider purchasing Direct Conversion fuel cells from FCEL for installation at their stores as an expression of concern for the environment as well as savings in energy costs, encluding electrical power generation (Isolating the store from Grid Reliance), consequent heat generation utilizable for store heat, hot water and air-conditioning using a heat based A/C unit (Lithium Bromide). These Fuel Cell Units are available in 250 KW Packages about the size of a WMT Truck and cost about $1000 per KW. Burning (consuming) natural gas or other hydro-carbons) these D/C Fuel cells can acheive an efficiency greater than a coal burning power plant, plus waste heat can be used for the above stated applications.
Such units are presently being used by a large number of Businesses in Japan and are manufactured in Connecticut, USA. Whereas WMT is the largest retailer in the world, it would be naturally compelling for the corporation to take the lead in this area of conservational economics for the above stated reasons.

Keith Weborg, New Matamoras, Ohio, 45767

Note: Intentionally Excluded from Exhibit "C". Part of certified mailing (see copy).

Keith Weborg

From: "Keith Weborg" <kweborg@localnetplus.com>
Sent: Monday, November 29, 2004 8:09 PM
Subject: Conditions of withdrawal of shareholder proposal concerning FCEL.

Dear Mr Guess

Thank you for the informative and clarifying phone con. You informed me that WMT was investigating/considering use of H2 fuelcell powered fork lifts. This is not very germaine to my proposal. You also mentioned WMT considering using a type of fuelcell in one of its stores. However, I was not informed of what type and the company providing said unit. My concern in this proposal is to plant the seed of knowledge and information as relates to the purchase and use of DC300 (250KW) direct conversion fuelcells presently being manufactured, sold and installed at various user facilities by Fuel Cell Energy Inc. I realize that I haven't the slightest chance of forcing WMT into a business deal with FCEL and would consider withdrawing my proposal provided the following was acheived:

1. WMT and its representative in charge of Energy Management will develop a liaison with FCEL so that the WMT representative may be informed of the advantages, requirements and costs associatred with the installation of DC300 or larger fuelcells at a representative number of WMT Supercenters.(Not less than 30) Also included in such discussions shall be the feasibility of capture and use of the waste heat for Store Heating and Air Conditioning.

2. After such liaison has been established and FCEL has had the chance to present its views and information to the WMT representative, such representative will ask FCEL to communicate to Keith Weborg the results of such meeting. When Mr Weborg is satisfied that FCEL and WMT have discussed such matters suggested in (1) above, Mr Weborg will withdraw his proposal.

FCEL may be contacted at (Corporate Offices)
FuelCell Energy, Inc
3 Great Pasture Road
Danbury, CT 06813-1305
Phone: 203-825-6000

Keith W Weborg Chief Electricians Mate, USN Retired

Copy to: Samuel Guess, WMT and Corporate Office FCEL

Dear S.E.C.

Don't you think that this could have been resolved rather easily as stated above?

KW Weborg

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 14, 2005

The proposal relates to the purchase of fuel cells.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Wal-Mart's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Wal-Mart relies.

Sincerely,

Robyn Manos
Special Counsel